RENTBERRY
2020 Report

Dear investors,

In its next phase, Rentberry plans to develop a new type of mid-term residential rental market. As part of this plan, the Company plans to acquire real estate throughout the United States, Europe and Asia to serve as mid-term rental properties exclusively on the Rentberry platform. Tenants will be able to stay between 3 months to 12 months at fully furnished properties with no security deposits. The Company also plans to onboard homeowners and manage properties on their behalf and exclusively rent them via Rentberry platform. This way, Rentberry, will establish a new trend that will allow people to live and work from home at various locations in what we believe will be a much cost-efficient way than renting AirBnb/hotel and without entering into long term contracts and freezing thousands in security deposits. This new trend will be called “Flexible Living”.

Rentberry through technology is on track to reduce traditional frustrations, scam rates, time delays, and friction points in the rental process to benefit both tenants and landlords. And most importantly, Rentberry will also help unfreeze millions of dollars tied up rental security deposits.

Although the costs and characteristics of housing vary across the world, residents of many countries experience the same problems in the home rental space. Rentberry’s mission is to offer a solution that will be equally efficient for residents across international borders.

We need your help!

Introductions to large property owners and managers, as well as, large real estate developers. We already partnered with more than 50 real estate companies and would appreciate any introductions to the real estate companies in North America, Europe and Asia. This year we will be the first company that would enter mid-term rental space with our Flexible Living solution. Therefore, we would really appreciate any publicity around this novel concept.

Sincerely,

Oleksiy Lyubynskyy

CEO

Alex Kotovskov

Head of Design

Denis Golubovsky

CTO

Our Mission

In five years our goal (which we cannot guarantee) is to have sales in excess of $500M and have 40%+ market share in the US.

See our full profile

How did we do this year?

Report Card

A+

The Good

In 2020, we successfully achieved 500k+ MAU.

We successfully developed Happy Seniors platform and entered senior homes space.

We partnered with more than 50+ leading real estate companies around the world.

The Bad

We planned to start fully monetizing the platform in 2020, but decided to delay it until we would have 1M+ MAU.

We selected Braintree Payment Processing but now switching to Stripe as it provides much deeper functionality.

We planned to collect $890,280 in account receivables in 2020 but it was moved to 2021.

2020 At a Glance

January 1 to December 31


$$$$

$38,166 [99%]
Revenue



-$1,935,727 [209%]
Net Loss


IOU!

$39,910 [90%]
Short Term Debt



$1,812,740
Raised in 2020



$2,091,257
Cash on Hand
As of 04/ 1/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Rentberry is the first rental platform that allows for all the rental tasks to be done in one place. It offer patented transparent rental application and price negotiation technology.

Rentberry automates all the standard rental tasks from submitting personal information, custom offers and attending virtual tours to eSigning rental agreements and sending maintenance requests. All data is stored in the cloud and can be accessed at anytime.

In five years our goal (which we cannot guarantee) is to have sales in excess of $500M and have 40%+ market share in the US.

Milestones

Rentberry, Inc. was incorporated in the State of Delaware in August 2015.

Since then, we have:

- $12M+ capital raised

- Investors: Zing Capital, 808 Ventures, Beechwood Ventures, and angels from Google, McKinsey and CBRE

- 500k+ monthly active users

- $7 billion market opportunity

- Featured on Forbes, WSJ, Inc, Fox, ABC, and more

- More than 50 leading industry partnerships.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $38,166 compared to the year ended December 31, 2019, when the Company had revenues of $4,398,259. Our gross margin was 100.00% in fiscal year 2020, compared to 99.99% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $3,712,729, including $2,348,421 in cash. As of December 31, 2019, the Company had $4,084,352 in total assets, including $3,006,637 in cash.

- *Net Income.* The Company has had net loss of $1,935,727 and net income of $1,769,739 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $39,910 for the fiscal year ended December 31, 2020 and $412,000 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $3,365,000 in convertibles, $2,125,000 in SAFEs and $1,812,740 via Crowdfunding campaign on WeFunder platform conducted in 2020.

Our projected runway is 18-20 months. Additionally, this year, we plan to raise $12M via Reg A+.

The funding is used to continue building active user base, which as of today we have 500k MAU. This year our goal is to have 1M MAU. Also the funds are used to enter new business verticals in the real estate - senior homes and mid-term rental space.

In its next phase, the Company plans to develop a new type of mid-term residential rental market, under the brand “Flexible Living”, and offer tenants flexibility in renting properties without security deposits and long-term lease commitment. As part of this plan, the Company intends to acquire properties throughout the United States, Europe and Asia to serve as mid-term rental properties (leasing of minimum three months and maximum one year) on the Rentberry platform.

We will likely require additional financing in order to perform operations over the lifetime of the Company. In 2021, we plan to raise $12M via Reg A+. We do not have additional sources of capital other than historical proceeds from convertible notes, SAFEs, Reg CF crowdfunding campaign and Reg A+ capital raise that we plan to undertake this year. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the past and future crowdfunding offerings will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rentberry, Inc. cash in hand is $2,091,257, as of April 2021. Over the last three months, revenues have averaged $6,873/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $167,315/month, for an average burn rate of $167,315 per month. Our intent is to be profitable in 2-3 years.

We decided in 2020 make most of the features and functionality free of charge. We were advised to grab large market share now and then come back to monetization at the later stage. In 2020, we successfully achieved 500k+ MAU and this year we plan to achieve 1mln+ MAU.

We have enough capital for 18-20 months runway. In 2021, we plan to raise $12M in additional capital via Reg A+. We have a large number of investors who are interested in Reg A+.

Net Margin: -5,072% **Gross Margin: 100%** **Return on Assets: -52%** **Earnings per Share: -$0.07**

Revenue per Employee: $1,272 **Cash to Assets: 63%** **Revenue to Receivables: 4%** **Debt Ratio: 1%**

20.12.31_FINAL_Financials_Rentberry.pdf

19.12.31_FINAL_Rentberry_FS.pdf

We ❤ Our 1691 Investors

Thank You For Believing In Us

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